November 4, 2019

Valerie J. Lithotomos, Esq.

Senior Counsel

Megan Miller

Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprott ETF Trust—File Nos. 333-234126 and 811-23382

Dear Ms. Lithotomos and Ms. Miller:

Sprott ETF Trust (the “Registrant”) on October 7, 2019 (the “Filing Date”) filed a registration statement on Form N-14 under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) (the “N-14”) to offer shares of Sprott Gold Fund (the “New Fund”), a series of the Sprott ETF Trust and to solicit shareholders of Tocqueville Gold Fund (the “Existing Fund”), a series of the Tocqueville Trust in connection with a proposed reorganization (the “Reorganization”) as described in the N-14. Ms. Miller on October 22, 2019, provided verbal comments on the N-14 to Joshua Hinderliter who received those comments on behalf of the Registrant. Separately, Ms. Lithotomos on October 23, 2019, provided verbal comments on the N-14 to Bibb Strench and Joshua Hinderliter who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant’s responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the N-14.

1.	Comment: Please confirm that the fees listed for the Existing Fund in the fee table on page 2 are current per the requirement of Item 3 of Form N-14.

Response: The Registrant confirms that the fees shown are current.

2.

Comment: Please revise the capitalization table provided on page 27 so that the data is as of a date no more than 30 days prior to the filing date. Please provide the revised table in the Registrant’s response letter to the staff.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727

Valerie J. Lithotomos, Esq.

Megan Miller

November 4, 2019

Response: A revised capitalization table is provided below:

Sprott Gold Fund Reorganization – Institutional Class

	Existing Fund Shares		Pro Forma New Fund Shares
Net Assets	$	~~20,092~~39,715,776	$	~~20,092~~39,715,776
Shares Outstanding		~~657~~1,023,182		~~657~~1,023,182
Net Asset Value per Share	$	~~30.57~~38.82	$	~~30.57~~38.82

Sprott Gold Fund Reorganization – Investor Class

	Existing Fund Shares		Pro Forma New Fund Shares
Net Assets	$	~~835,981,000~~998,384,864	$	~~835,981,000~~998,384,864
Shares Outstanding		~~27,361,453~~25,766,524		~~27,361,453~~25,766,524
Net Asset Value per Share	$	~~30.55~~38.75	$	~~30.55~~38.75

3.	Comment: Within the financial statements disclosure on page 32, please revise to reference the Existing Fund’s financial statements included in its semi-annual shareholder report dated April 30, 2019.

Response: The disclosure in question has been revised to reference the Existing Fund’s financial statements included in its semi-annual shareholder report dated April 30, 2019.

4.

Comment: Given that the New Fund and the Existing Fund are shown in the N-14 to have the same expense ratio, please revise disclosure that references the New Fund and Existing Fund as having “approximately” the same expense ratio.

Response: The applicable disclosure within the N-14 referencing “approximately the same expense ratio” has been revised to replace the word “approximately” with “substantially”.

5.

Comment: Pursuant to Rule 14a-4, voting to adjourn a shareholder meeting is non-discretionary, and therefore requires a shareholder vote. Please amend the proxy voting card and applicable disclosure to add adjournment to obtain a quorum as a separate proposal.

Response: Please note that the proxy card address adjournments.

Valerie J. Lithotomos, Esq.

Megan Miller

November 4, 2019

6.

Comment: Please supplementally confirm in the Registrant’s response letter to the staff that the portfolio managers of the Existing Fund will continue as portfolio managers of the New Fund after the reorganization is closed.

Response: The Registrant confirms that the portfolio managers of the Existing Fund will become employees of Sprott Asset Management USA Inc., Sub-Adviser to the New Fund, and will be the portfolio managers of the New Fund.

7.

Comment: Within the Q&A section of the N-14, please revise the disclosure, “Expected Substantially Similar Expense Ratios” to clarify that the New Fund and the Existing Fund will have the exact same expense ratio.

Response: The disclosure in question has been revised to remove the word “Expected”.

8.	Comment: Please consider removing the disclosure, “the proposed sub-adviser for the New Fund, will not charge the New Fund a fee”.

Response: The Registrant respectfully declines to revise the existing disclosure. The disclosure in question is part of the Tocqueville Trust Board of Trustees’ (the “Tocqueville Board”) deliberations. As noted in the disclosure, the Tocqueville Board considered that the New Fund would have a sub-adviser in contrast to the Existing Fund, but further considered that the sub-adviser would not charge the New Fund a fee and therefore not increase expenses of the New Fund.

9.

Comment: Within the Q&A section of the N-14, please add disclosure to the response to the question, “Will I own the same number of shares of the New Fund as I currently own of my Existing Fund?” explaining that existing shareholders will receive a pro-rated number of shares of the New Fund’s shares.

Response: The following disclosure has been added to the disclosure in question:

Immediately after the transfer of the Existing Fund’s assets and liabilities, the Existing Fund will make a liquidating distribution pro rata to its shareholders of record of all the New Fund shares received, so that a holder of shares in the Existing Fund at the Closing Date of the Reorganization will receive full and fractional shares of the New Fund having an aggregate net asset value equal to the value of the aggregate net assets of the same class of shares of the Existing Fund immediately after the Reorganization.

Valerie J. Lithotomos, Esq.

Megan Miller

November 4, 2019

10.	Comment: Please add disclosure to the N-14 explaining any material differences between the applicable state laws of Massachusetts and Delaware (e.g., any diminishing of shareholder rights).

Response: The following disclosure has been added to the N-14:

The laws governing Massachusetts business trusts and Delaware statutory trusts have similar effect, but they differ in certain respects. Both the Massachusetts business trust law and the Delaware Statutory Trust Act permit a trust’s governing instrument to contain provisions relating to shareholder rights and removal of trustees, and provide trusts with the ability to amend or restate the trust’s governing instruments. However, the Massachusetts business trust law is silent on many of the salient features of a Massachusetts business trust, whereas the Delaware Statutory Trust Act provides guidance and offers a significant amount of operational flexibility to Delaware statutory trusts. The Delaware Statutory Trust Act provides that the shareholders and trustees of a Delaware statutory trust are not liable for obligations of the trust. Under the Massachusetts business trust law, shareholders and trustees are potentially liable for trust obligations. The Delaware Statutory Trust Act authorizes the trustees to take various actions without requiring shareholder approval if permitted by a fund’s governing instruments. For example, trustees may have the power to amend the Delaware statutory trust’s trust instrument, merge or consolidate a fund with another entity and to change the Delaware statutory trust’s domicile, in each case without a shareholder vote.

11.	Comment: Within the New Fund’s principal investment strategy, please define the phrase, “other precious metals”.

Response: The relevant portion of the principal investment strategies section has been revised to read as follows.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in ~~gold and~~ securities of companies located throughout the world, in both developed and emerging markets, that are primarily engaged in mining or processing gold (“Gold Related Securities”). A company is primarily engaged if it earns over 50% of its revenue or profit; or has over 50% of its assets related to the mining or processing gold. The Fund may also invest in gold bullion and other precious metals, i.e. silver and platinum (“Other Precious Metals”). However, no more than 20% of the Fund’s total assets may be invested directly in gold bullion and other precious metals.

Valerie J. Lithotomos, Esq.

Megan Miller

November 4, 2019

12.	Comment: Please confirm if the Existing Fund and the New Fund have the exact same principal investment risks. If not, please add disclosure explaining any differences.

Response: The Registrant confirms that the Existing Fund and the New Fund have the exact same principal investment risks.

13.	Comment: Please revise the order of the principal investment risks so that they appear by order of importance rather than alphabetical.

Response: The Registrant has revised the order of the Fund’s principal investment risks to designate certain principal risks by order of importance, but believes that the other principal investment risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. We note that the significance of these risks as they compare to other risks vary over time, including very short periods of time, and are influenced by conditions such as the state of the markets that are extremely difficult to predict.

14.	Comment: Please clarify if Cyber Security Risk is a principal risk of the New Fund. If yes, please add the risk to the New Fund’s statutory risk disclosure.

Response: Cyber Security Risk has been added to the Fund’s principal investment risks.

15.

Comment: Please revise or remove the disclosure, “Sprott will bear the expenses of the Reorganization so that no Fund will incur any direct or indirect expense as a result of the Reorganization”, to be consistent with other disclosure indicating that expenses will be split.

Response: The disclosure in question has been revised to read:

SAM and TAM or their respective affiliates jointly will bear ~~Sprott will bear~~ the expenses of the Reorganization so that no Fund will incur any direct or indirect expense as a result of the Reorganization…

16.	Comment: Please revise the Trustee and Officer Table heading, “Other Directorships Held by the Trustee” to include “During the Past Five Years”.

Response: The disclosure in question has been revised as requested.

*                                     *                                     *                                     *                                    *

Valerie J. Lithotomos, Esq.

Megan Miller

November 4, 2019

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	John Ciampaglia

Sprott ETF Trust